CINAR APPOINTS NEW PRESIDENT AND CEO

Looks to maximize Company’s profitability and diversify Family Entertainment

MONTREAL (Quebec) Canada-February 11, 2003 - CINAR Corporation announced today the appointment of Stuart C. Snyder as President and CEO of the Company effective February 12, 2003. Mr. Snyder has over 20 years management experience in the entertainment industry spanning a wide variety of activities including video, television, film, animation and live entertainment. He also brings to CINAR extensive contacts in the production and distribution communities in both North America and internationally, as well as in the retail sector for the sale of licensed collateral products.

“We are very pleased to have been able to attract a person of Mr. Snyder’s abilities and vision to inject new vigour into CINAR,” said Robert Després, Chairman of CINAR’s Board. “Mr. Snyder has a track record as both an excellent manager and a fine entrepreneur. He  has clearly demonstrated the know-how and experience to return CINAR’s present entertainment division to profitability and the ability to work closely with the management of our Education Division to enhance its already positive performance. He also brings with him the expertise necessary to rapidly broaden the range of family entertainment products offered by CINAR through a variety of endeavours, and we look forward to providing him with all the support we can in this regard,” Mr.Després concluded.

“CINAR is a remarkable family entertainment company climbing back to recovery,” said Stuart Snyder. “My goals are to assure CINAR’s future growth by maximizing income from existing entertainment assets, by developing a strategy for diversifying the Company’s entertainment offering and by working closely with the management of the highly profitable Education Division to enhance its position in the market place.”

Broad Management and Entertainment Experience

Mr. Snyder has served as President and Chief Operating Officer of WWF Entertainment, during which time the company had sales of approximately US$450 million and 400 employees. His responsibilities there encompassed strategic planning and day-to-day operations including television programming, live-event sales, marketing, consumer products, international distribution, finance and information systems. In his term with WWF, company revenues and EBITDA increased significantly. He initiated and negotiated the purchase of World Championship Wrestling and reorganized the infrastructure and senior management team of the company for growth. Mr. Snyder also developed film and TV projects for WWF Entertainment including Universal’s “The Scorpion King” and MTV’s “WWF Tough Enough”.

Before joining WWF Entertainment, Mr. Snyder successively served as President of USA Home Entertainment, a division of USA Networks Inc., President and Chief Operating Officer of Feld Entertainment and Executive Vice President/General Manager of Turner Home Entertainment.

As President of USA Home Entertainment, he was responsible for all aspects of the company’s new Home Entertainment (video) Division. He spearheaded direct development of feature film, non-theatrical, live and broadcast programming and was involved in the development, production and evaluation of acquisitions for USA Films.

While serving with Feld Entertainment, the world’s largest producer of live family entertainment, Mr. Snyder improved sales significantly by leveraging recognition of the company’s heritage brands, Ringling Bros. and Barnum & Bailey, Disney on Ice and Siegfried and Roy at The Mirage. He did so by developing new cross-market strategies, creating a new consumer product plan for both Ringling Bros. and Disney on Ice and increasing the company’s international business. Mr. Snyder also implemented a company-wide re-engineering program to improve communication, efficiencies and profits.

During Mr. Snyder’s tenure with Turner Home Entertainment, the company grew remarkably over a three-year period, based on an aggressive acquisition strategy and by expanding product lines to include feature films, children’s products, documentary programming, cable movies and interactive products. Among other accomplishments there, he acquired the animated feature film “The Swan Princess” for theatrical and home video use and achieved a very high level of sales on this product.

Earlier in his career, Mr. Snyder occupied progressively responsible positions in sales and marketing, first with MGM/UA Home Entertainment and later with Live Home Video/Carolco Pictures, where his last position was Senior Vice President, Sales and Marketing.

CINAR Corporation is a integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR’s web site is www.cinar.com

A photograph of Mr. Snyder is available on Canapress ,CNW. and PR Newswire

FOR INFORMATION:

Nathalie Bourque

(514) 843-2309

Roch Landriault

(514) 843-2345

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.